UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 6, 2026


edenor

Earnings Release

Third Quarter 2026

September 2026

Buenos Aires, Argentina. November 6, 2026 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA:EDN) ("Edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the third quarter of 2026.

All figures are stated in Argentine Pesos constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.7 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 1,103,359,724,460 | USD 652,383,329.15

Price
ARS 1,269 | USD 14.90 04/11/26

Webcast Information

On Friday, November 6th 2026, at 2 pm Buenos Aires / 12 am New York time, the Company will host a webcast to discuss Edenor's 3Q26 results. The presentation will be given by German Ranftl, edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register. Questions will be answered exclusively through the webcast system.

DATE: November 6, 2026

TIME: 2 pm BA / 12 pm NY

3Q 2026
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click here

Germán Ranftl
Chief Financial Officer

Lucila Ramallo
Deputy Investor Relations Manager

Lucca Garcia Plügel
Senior Investor Relations Analyst

www.edenor.com investor@edenor.com Tel: +54 (11) 4346 - 5511

edenor

Agenda

01

Highlights & Regulatory Framework

What changed since **April 2025**

First year completed following the implementation of the 2025–2030 tariff review (RQT).

Key Milestones Towards Edenor's Normalization

Apr-25	• Approval of the 5-Year tariff review, including automatic monthly adjustments based on a formula of (33%) CPI and (67%) WPI plus an additional 0.42% per month above inflation in real terms.
May-25	• Debt regularization with CAMMESA. • The debt is currently being paid through payment plans in 57 / 66 remaining monthly installments.
Oct-25	• Edenor filed a "Regulatory Asset" claim calculated by independent third parties. • The Secretary of Energy has been analyzing company's claim.
Jan-25 - Dec-25	• 12M25 tariffs have increased +37% vs. CPI 32% vs. 41% FX depreciation. • Monthly average tariff increase of 3.1% since August 2024.
Dec-25	• ENRE authorized the company to modify the frequency of meter readings from bimonthly to monthly.
Jan-26 - Sept-26	• Automatic monthly adjustments continue to be applied; accumulated VAD as of September 2026 28% vs. Inflation 23.6%. • VAD increased October: 2.41% and November: 3.18%
May-26	• New Natural Gas and Electricity Regulatory Agency (ENRGE): New authorities appointed. • Regulatory Asset: The Executive Branch submitted a draft bill to the Congress proposing a regularization framework
Oct-26	• Regulatory Asset: Law No. 27,828 was approved on October 13. The company expects that regulations to implement the law will be issued soon.

Revenues (in millions of constant pesos)


$2,824,769
$3,051,244
9M25
9M26

EBITDA (in millions of constant pesos)


$586,639
$506,133
9M25
9M26

edenor

Improved financial performance

The normalization of tariffs was reflected in EDENOR'S financial indicators.

Revenues (in millions of constant pesos)



$2,824,769
$3,051,244
9M25
9M26

EBITDA (in millions of constant pesos)



$ 586,639
Without CAMMESA +58%
$ 506,133
CAMMESA Effect
EBITDA
9M25
9M26

CAPEX (in millions of constant pesos)



$377,487
$263,765
9M25
9M26

Collectability (%)



95.59%
95.08%
9M25
9M26

edenor

02
Financial Results

Improvement in Results

Edenor invested ARS 263,765 million as of September 2026

edenor

In million of Pesos in constant figures	9M2026	9M2025	Δ%	**3Q26	**3Q25	Δ%
Revenues	3,051,244	2,824,769	8%	1,122,720	987,806	14%
Energy purchases	(1,825,722)	(1,671,083)	9%	(688,346)	(573,569)	20%
Distribution Margin	**1,225,522**	**1,153,686**	**6%**	**434,374**	**414,237**	**5%**
Operating expenses	(986,383)	(1,035,067)	(5%)	(347,987)	(342,728)	2%
Other op. Net income	95,312	63,729	50%	30,351	29,043	5%
Other operating expense	(26,294)	(50,117)	(48%)	(10,298)	(16,701)	(38%)
Result from participation in joint businesses	24	(94)	(126%)	-	(18)	n/a
Operating Results	**308,181**	**132,137**	**133%**	**106,440**	**83,833**	**27%**
Agreement on the Reg. Of Oblig.	-	265,941	n/a	-	28,223	n/a
Financial Results, net	(311,126)	(390,455)	(20%)	(118,736)	(132,060)	(10%)
RECPAM*	277,270	279,742	(1%)	70,435	75,628	(7%)
Income Tax	(64,858)	(48,056)	35%	(14,942)	(1,442)	n/a
Net Results	**209,467**	**239,309**	**(12%)**	**43,197**	**54,182**	**(20%)**

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economics

Revenues: Total revenues were ARS 1,123 billion in 3Q26 (+14% vs 3Q25). Revenues were driven mainly by the tariff regularization. As of September 2026, accumulated VAD increased 28% against an inflation of 23.6% (Accumulated VAD 3Q26 6.5% vs 5.8% Inflation) , plus subsequent monthly adjustments since August 2024 (3% on average) and the gradual reduction of subsidies. The number of clients at 3Q26 reached 3.42 million (+1.3% vs. 3Q25).

Energy Purchases: Reached ARS 688.3 billion in 3Q26, representing a 20% increase compared to the ARS 573.6 billion recorded in 3Q25. This was mainly driven by higher electricity demand in the residential and low income neighborhoods, due to lower temperatures recorded during the period, associated with the El Niño climate phenomenon.

Distribution Margin: Reached ARS 434.4 billion in 3Q26, a 5% increase compared to 3Q25. The accumulated Distribution Margin to September 2026 was 1,226 billion (+6% vs 9M25). This was mainly driven by tariff increases (3% monthly average), which brought the accumulated VAD increases through September 2026 to 28% vs an accumulated inflation rate (IPC) of 23.6%.

Net Financial Results (net income/expense): The third quarter saw a 10% reduction in net financial expenses to ARS 118.7 billion, due primarily to a reduced impact of interest expenses on the net debt with CAMMESA

Net Results: 3Q26 registered a profit of ARS 43.2 billion (-20% vs 3Q25). At the same time, the first nine months of 2026 showed an accumulated net profit of ARS 109.5 billion vs ARS 239.3 billion for 9M25. The main reason for the difference is the inclusion in 2025 of a gain of ARS 265.9 billion recorded in connection with the settlement agreement with CAMMESA.

Investments: For 3Q26, Capex was ARS 98.0 billion. These investments reflect our commitment to improving service quality.

Energy Sales Volumes

Energy sales volume in 3Q26 were higher than in 3Q25

	9M 2026			9M 2025			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	8,232	46.7%	3,054,277	8,225	46.8%	3,012,811	0.1%	1.4%
Small commercial	1,583	9.0%	328,465	1,555	8.8%	327,108	1.8%	0.4%
Medium commercial	1,183	6.7%	32,692	1,153	6.6%	32,382	2.6%	1.0%
Industrial	2,498	14.2%	7,359	2,578	14.7%	7,274	(3.1%)	1.2%
Wheeling System	2,895	16.4%	934	2,914	16.6%	878	(0.6%)	6.4%
Others								
Public lighting	462	2.6%	21	465	2.6%	21	(0.7%)	0.0%
Social Neighborhoods and others	766	4.3%	696	683	3.9%	679	12.3%	2.5%
Total	**17,619**	**100%**	**3,424,444**	**17,572**	**100%**	**3,381,153**	**0.3%**	**1.3%**

	3Q 2026			3Q 2025			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,835	47.3%	3,054,277	2,808	47.1%	3,012,811	1.0%	1.4%
Small commercial	520	8.7%	328,465	513	8.6%	327,108	1.3%	0.4%
Medium commercial	392	6.5%	32,692	385	6.5%	32,382	1.9%	1.0%
Industrial	821	13.7%	7,359	854	14.3%	7,274	(3.9%)	1.2%
Wheeling System	945	15.8%	934	952	16.0%	878	(0.7%)	6.4%
Others								
Public lighting	162	2.7%	21	163	2.7%	21	(0.7%)	0.0%
Social Neighborhoods and others	316	5.3%	696	282	4.7%	679	11.9%	2.5%
Total	**5,990**	**100%**	**3,424,444**	**5,958**	**100%**	**3,381,153**	**0.5%**	**1.3%**

*908,079 customers benefited from Social Tariff

Sales volumes in 3Q26 totaled 5,990 GWh, (+0.5% vs. 3Q25) which was mainly driven by the impact of demand from low income neighborhoods, medium-size and small-size commercial, and residential customers due to lower temperatures affected by the El Niño effect.

Edenor's client base reached 3.42 million(+1.3% vs 3Q25), which was mainly due to an increase in the number of the wheeling system, residential, industrial and medium-size commercial.

Consumption in the first nine months of 2026 increased 0.3%, mainly explained by the higher consumption of low income neighborhoods, small and medium commercial clients and from residential clients due to lower temperatures affected by the El Niño effect.

As part of our efforts to reduce non-technical losses, a total of 6,543 energy meters were installed in the third quarter 2026, with the majority designed to convert informal, unreported connections into fully transparent connections in the electricity distribution system.

Sales

Trend in Sales

Accumulated sales variation for the 9 months through September 2026 vs prior 9-month period for main segments.



+0.3%
VS 2025
0,1%
1,8%
2,6%
-3,1%
-0,6%
-0,7%
12,3%
Residential
Small Comercial
Medium Commercial
Industrials
Wheeling System
Public lighting
Low income neighborhoods

LTM and monthly sales variation in GWh vs prior year period.

Average temperature for Sept-26 was 1,1° lower than Sept-25.



LTM Variation
Monthly Variation
-0,2%
-0,2%
-0,6%
-5,0%
16,6%
1,0%
1,0%
0,8%
1,1%
-4,1%
0,7%
-1,6%
2,4%
0,9%
8,3%
2,5%
0,8%
-3,8%
0,9%
-1,3%
1,3%
1,6%
1,1%
1,6%
oct-25
nov-25
dic-25
ene-26
feb-26
mar-26
abr-26
may-26
jun-26
jul-26
ago-26
sept-26

Operating Expenses

edenor

Lower operating expenses in 9M26 (-5% vs. 9M25)

In million of pesos in constant figures	9M2026	9M2025	Δ%	3Q26	3Q25	Δ%
Salaries, social security taxes	(246,836)	(248,519)	(1%)	(81,247)	(79,625)	2%
Pensions Plans	(4,588)	(7,260)	(37%)	(1,432)	(2,279)	n/a
Communications expenses	(19,847)	(19,761)	0%	(6,766)	(6,885)	(2%)
Allowance for the imp. of trade and other receivables	(27,040)	(28,543)	(5%)	(13,773)	(14,501)	(5%)
Supplies consumption	(30,315)	(41,890)	(28%)	(9,677)	(7,820)	24%
Leases and insurance	(13,588)	(14,783)	(8%)	(4,295)	(5,830)	(26%)
Security service	(22,081)	(33,651)	(34%)	(8,540)	(9,166)	(7%)
Fees and remuneration for services	(289,125)	(311,436)	(7%)	(104,621)	(95,457)	10%
Amortization of assets by right of use	(6,273)	(7,180)	(13%)	(2,153)	(1,915)	12%
Public relations and marketing	(5,212)	(5,844)	(11%)	(1,865)	(2,190)	(15%)
Advertising and sponsorship	(2,685)	(3,011)	(11%)	(960)	(1,129)	(15%)
Reimbursements to personnel	(12)	(12)	na	(6)	(4)	60%
Depreciation of property, plant and equipment	(191,679)	(181,381)	6%	(65,548)	(63,721)	3%
Directors and Sup. Committee members' fees	(1,190)	(844)	41%	(382)	(268)	42%
ENRE penalties	(18,676)	(24,208)	(23%)	(6,271)	(7,888)	(20%)
Taxes and charges	(106,649)	(105,957)	1%	(40,128)	(43,715)	(8%)
Other	(587)	(787)	(25%)	(324)	(334)	(3%)
Total	**(986,383)**	**(1,035,067)**	**(5%)**	**(347,987)**	**(342,728)**	**2%**

Improvements in cost management:
Operating expenses rose 2% in 3Q26, totaling ARS 348 billion. For the first nine-month of 2026, operating expenses declined by 5% to ARS 986 billion.
These savings reflect the Company's OPEX optimization plan launched in 2025, including the Workforce Development and Retirement Plan, aimed at talent renewal and workforce optimization.
The reduction was primarily driven by lower salaries and social security expenses (-1%), pension plans (-37%), lower material consumption (-28%) as a result of improved inventory management, and reduced ENRE penalties (-23%), supported by the Company's continued improvement in service quality indicators.

At the end of September 2026, collectability was 95.08%

EBITDA

In million of Pesos in constant figures	9M2026	9M2025	Δ%	3Q26	3Q25	Δ%
Net operating Results	308,181	132,137	133%	106,440	83,833	27%
Depreciation of property, plant and equipment+ Amortization	197,952	188,561	5%	67,701	65,644	3%
Agreement on the Reg.Of Oblig.		265,941			28,223	
EBITDA	**506,133**	**586,639**	**(14%)**	**174,141**	**177,700**	**(2%)**

EBITDA (9M26) **ARS 506.1 Billion**
(Without CAMMESA +58% vs 9M25)
(With CAMMESA -14% vs 9M25)

EBITDA (3Q26) **ARS 174.1 Billion**
(Without CAMMESA +17% vs 3Q25)
(With CAMMESA -2% vs 3Q25)

- During the first nine months of 2026, EBITDA was ARS 506.1 billion. Excluding the positive one off-gain of ARS 265.9 billion included in September 2025 results, related to the CAMMESA settlement, EBITDA would have increased by 58% year-over-year.
- Excluding the 2025 CAMMESA settlement effect, the improvement in EBITDA during the first nine months of 2026, was primarily driven by:
  - Higher distribution margin, driven by VAD increases that outpaced inflation
  - Positive impact from tariff normalization following the second year of implementation of the 2025–2030 Five-Year Tariff Review (RQT), including an initial 319.2% tariff adjustment in February 2024 and average monthly tariff adjustments of approximately 3%. Cumulative Value Added Distribution (VAD) through Sept-26 increased of 28%, compared to cumulative inflation of 23.6% as of September 2026.
  - Continued cost optimization initiatives, with a focus on improving operational efficiency and advancing technological modernization.
  - ARS 38 billion was recognized in 2026 for pending receivables from the National Government under a Mutual Agreement (Acuerdo Marco) based on the cost of energy consumed in lower-income neighborhoods during 2024-2025

edenor

03

Operating Results

Quality Standards

edenor

SAIDI hours / year / customer



Actual
Requested
13.7
10.4
10.0
10.0
10.6
10.3
10.7
8.6
8.2
8.7
6.8
5.3
-50%
2021
2022
2023
2024
2025
sept-26

SAIFI times / year / customer



6.0
5.4
5.2
5.2
5.5
5.3
4.1
3.6
3.4
3.5
3.0
2.7
-34%
2021
2022
2023
2024
2025
sept-26

At the end of the third quarter of 2026, the SAIDI and SAIFI indicators were 5.3 hours and 2.7 average outages per client, respectively, in the period, which are improvements of 50% and 34%, respectively, compared to 2021. These levels are the lowest observed since 2021 and **are below the Regulator's requirements.**

This recovery in service is mainly due to the strong investments that the Company has made over the last year. These investments have been focused on implementing improvements in operational processes and the adoption of technology that is applied in the operation and management of the network.

Note: SAIDI: Measures the number of hours a user is without service per year| SAIFI: Measures the number of times a user is without service per year.

Energy Losses

Energy losses LTM at September 2026 were 16.3%

Driving Innovation and Efficiency in Loss Mitigation:

We continue to leverage the potential of analytical artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME ("market discipline") actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy theft.

Measurable Strides in Inspection and Detection:

Between July and September 2026, a substantial total of 73,856 inspections were undertaken for Tariff 1 clients (residential and general users), achieving an efficiency rate of 49.7%. This compares to the same period of the previous year, when 63.870 inspections yielded an efficiency rate of 58.4%.

Recovery Initiatives and Redefining Balance:

In addition to the inspections of MIDE and conventional meters was added the normalization with MIDE meters of inactive accounts (that had been cancelled after the delinquency process had been exhausted) with MIDE meters.

Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country club neighborhoods and closed neighborhoods. Despite our aggressive efforts, there continue to be cases of renewed fraud.


LTM
15.4%
15.3%
15.6%
15.8%
15.4%
16.3%
15.7%
1Q
2Q
3Q
4Q
2025
2026

04

Investments

CAPEX

First Nine Months 2026 : ARS 263,765 M
Third Quarter 2026: ARS 98,074 M

+ 1 New Substations (SE Moreno)
+ Bancalari Substations expansion

Commissioned in 2026

- Bancalari substation expansion 132/13,2kV to 2x80 MVA.
- Third transformer 300MVA at Zappalorto substation 220/132 kV 300MVA.
- Busbar expansion of 220 kV in Zappalorto substation in service.
- New Moreno Substation (132/13.2 kV, 2x80 MVA) in service.
- New 132 kV busbar at Paso del Rey Substation in service.
- Decommissioning of Newbery Substation (27.5 kV) and interconnection with Colegiales Substation.

Projects Expected in 4Q 2026

- 220 kV busbar expansion at Rodríguez Substation in December 2026.


ARS 263,765 M
36,604
23,865
203,296
ARS 377,487 M
40,417
24,068
313,002
2026
2025
Electrical Investments
System and others
Staff Cost


1%
12%
22%
66%
Network Structure
Energy Recovery
Others
New supplies

edenor

05

Financial Debt & Ratings

Financial Debt & Ratings

Breakdown of Debt as of September 30, 2026


12,2%
87,8%
Notes
Loans

Total Financial Debt as of September 30, 2026 – in millions of USD

	Class 3	Class 5	Class 7	Class 10	Class 11
Amount	US$ 82	US$ 70	US$ 300	US$ 750	US$ 213
Currency	USD	USD	USD	USD	USD
Law	ARG	ARG	NY	NY	ARG
Rate	9.75%	9.50%	9.75%	9.50%	7.50%
Maturity	Nov - 26	Aug - 28	Oct – 28, Oct – 29 & Oct - 30	Apr – 31, Apr – 32 & Apr 33	Jul - 29

Total Existing Notes + Loans Outstanding as of September 30, 2026: ~USD 1,613 M (Net Debt of ~USD 392 M)


82
82
170
100
70
313
213
100
100
100
250
250
250
250
250
250
2026
2028
2029
2030
2031
2032
2033

Ratings

	S&P Global	Moody's	FixScr FitchRatings	FitchRatings
National Scale LT	raAA-	AA-.ar	AA-(arg)	
National Scale ST		AA-.ar	A1+(arg)	
Global Scale LT	B-	B3	-	B-

Note: S&P Ratings upgraded the Company's issuer credit rating, national-scale rating from 'raA+' to 'raAA-', while revising the outlook from Positive to Stable.
On August 7, 2026, Fix local raised the long-term rating from A+ to AA- with a Positive outlook.
On August 7, 2026, Moody´s upgraded Company National Scale Rating from "A.ar" to "AA-.ar"

06
New Businesses

New Businesses: Expansion, Diversification and Value Creation

edenor

In 2024, the Company's corporate purpose was amended to provide greater flexibility and to capture opportunities related to the energy transition and the electrification of the economy.

Business Development Drivers

- Capture growth opportunities in the energy sector.
- Expand through vertical and horizontal integration.
- Complementary diversification.

Strategy

- Position the company in line with the positive regulatory business environment and impact of technological modernization.
- Drive synergies through integration with core businesses.
- Opportunities in complementary assets.
- Ongoing privatization program.

Scope

- Natural gas distribution and commercialization
- Generation and storage.
- Energy infrastructure.
- Electric mobility, including interaction with oil and gas downstream.

Expansion + Diversification + Value for investors and consumers

STRATEGIC TRANSACTION:MetroGas S.A

Strategic objective: Consolidate EDENOR as one of Argentina's leading energy companies through the acquisition of MetroGAS.

- Business integration of Argentina´s largest natural gas and electricity distributors.
- Commercial, operating and administrative synergies.
- Long-term vision with high corporate and service quality standards.
- Leverage EDENOR's expertise in managing large-scale public utility services in Argentina.
- New controlling shareholder focused on distribution as its core business.
- Regulatory advantages post the integration of the electricity and natural gas regulators into one entity (ENRGE).
- Comprehensive and efficient coordination of electricity and natural gas networks, deepening service quality management for users.

Closing of the transaction is subject to the fulfillment of conditions included in the Offering document, including a 20-year extension of MetroGAS's license to 2047 and required regulatory and governmental approvals.

07
Final Remarks

Final Remarks

Edenor is in a solid position, benefiting from changes that have strengthened its financial profile, well-positioned for the energy transition (new technologies, improvements and efficiencies, environmental considerations).

- Improved long-term outlook driven by tariff normalization, with a positive impact on financial performance, credit ratings and working capital. The investment plan continues and is reflected in improvements in operational indicators



- Successful debt regularization with CAMMESA.
- Law No. 27,828 was approved on October 13. The company expects that regulations to implement the law will be issued soon.



- Diversified financing strategy with a solid track record of accessing capital markets, complemented by active liability management exercise



- New businesses: In 2024, the Company's corporate purpose was amended to provide complementary diversification, distribution of natural gas and opportunities related to energy transition and suppling increase electrification demand



edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, Edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.42 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 3Q26, edenor sold 5,990 GWh of electricity and purchased 7,319 GWh (including demand from the toll system), registering revenues for 3Q26 of ARS 1,122,720 million. Net earnings for the third quarter 2026 were a profit of ARS 43,197 million.

edenor

Investor Relations **Contacts**

German Ranftl | Chief Financial Officer

Lucila Ramallo | Deputy Investor Relations Manager

Lucca Garcia Plügel | Senior Investor Relations Analyst

investor@edenor.com | Tel. +54 (11) 4346 5511

Consolidated Statement of **Comprehensive income**

For the nine-month period ended on September 30, 2026 and 2025.

Values expressed in constant currency basis.

In million of Argentine Pesos in constant figures	09.30.2026 AR$	09.30.2025 AR$
Revenues	3,051,244	2,824,769
Energy Purchases	(1,825,722)	(1,671,083)
Distribution Margin	**1,225,522**	**1,153,686**
Transmission and distribution expenses	(498,627)	(529,350)
Gross Profit	**726,895**	**624,336**
Selling expenses	(244,370)	(226,906)
Administrative expenses	(243,386)	(278,811)
Other operating income	95,312	63,729
Other operating expense	(26,294)	(50,117)
Income (Loss) from interest in joint ventures	24	(94)
Operating Results	**308,181**	**132,137**
Agreement on the Regularization of Obligations		265,941
Financial income	9,347	580
Financial cost	(277,303)	(270,181)
Other financial results	(43,170)	(120,854)
Net financial costs	**(311,126)**	**(390,455)**
RECPAM	277,270	279,742
Income (loss) before taxes	**274,325**	**287,365**
Income tax	(64,858)	(48,056)
Income for the period	**209,467**	**239,309**
Basic and diluted earnings Profit per share:		
Income per share (argentine pesos per share)	239.39	273.50

Consolidated Statement Comprehensive Income

For the nine-month period ended on September 30, 2026 and 2025.

Values expressed at historical values.

In million of Argentine Pesos at histórical values	09.30.2026 AR$	09.30.2025 AR$
Revenues	2,823,887	1,959,679
Energy Purchases	(1,695,055)	(1,158,121)
Subtotal	**1,128,832**	**801,558**
Transmission and distribution expenses	(316,629)	(276,459)
Gross Profit	**812,203**	**525,099**
Selling expenses	(207,279)	(144,173)
Administrative expenses	(227,983)	(182,043)
Other operating income, net	65,979	15,112
Operating Results	**442,919**	**213,997**
Agreement on the Regularization of Obligations		187,796
Financial income	8,715	413
Financial expenses	(316,040)	(245,442)
Other financial expense	17,170	(27,879)
Net financial expense	**(290,156)**	**(272,909)**
Profit before taxes	**152,764**	**316,679**
Income tax	(132,390)	15,108
Profit for the year	**20,374**	**331,788**
Basic and diluted earnings Profit (Loss) per share:		
Income per share (argentine pesos per share)	23.28	379.19

Consolidated Statement of Financial Position

For the nine-month period ended as of September 30, 2026 and December 31, 2025.

Values expressed in constant currency basis.

In million of Argentine Pesos in constant figures	09.30.2026 AR$	09.30.2025 AR$
EQUITY		
Share capital	875	875
Adjustment to share capital	1,208,033	1,208,033
Treasury stock	31	31
Adjustment to treasury stock	25,848	25,848
Additional paid-in capital	16,797	16,797
Cost treasury stock	(98,960)	(98,960)
Legal reserve	120,578	105,789
Voluntary reserve	1,482,253	1201,263
Other comprehensive loss	(7,167)	(7,167)
Accumulated profits	209,467	295,779
TOTAL EQUITY	**2,957,755**	**2,740,208**
LIABILITIES		
Non-current liabilities		
Trade payables	6,892	6,158
Other payables	342,293	417,526
Borrowings	1,971,137	871,072
Deferred revenue	163,753	172,194
Salaries and social security payable	10,099	13,006
Benefit plans	19,910	20,983
Deferred tax liability	971,136	1,039,259
Provisions	29,897	29,680
Total non-current liabilities	**3,515,117**	**2,569,878**
Current liabilities		
Trade payables	734,561	694,875
Other payables	139,162	156,635
Borrowings	473,811	593,125
Deferred revenue	5,026	931
Salaries and social security payable	78,927	108,461
Benefit plans	2,010	2,485
Income tax payable, net	85,697	115,753
Tax liabilities	66,682	99,876
Provisions	22,538	30,295
Total current liabilities	**1,608,414**	**1,802,435**
TOTAL LIABILITIES	**5,123,531**	**4,372,313**
TOTAL LIABILITIES AND EQUITY	**8,081,286**	**7,120,601**

In million of Argentine Pesos in constant figures	09.30.2026 AR$	09.30.2025 AR$
ASSETS		
Non-current assets		
Property, plant and equipment	5,179,413	5,110,974
Interest in joint ventures	274	250
Right-of-use asset	11,886	13,118
Other receivables	1,364	650
Financial Assets at fair value throght profit or loss	55,988	66,375
Total non-current assets	**5,248,925**	**5,191,367**
Current assets		
Inventories	274,454	288,447
Other receivables	159,308	42,633
Trade receivables	551,903	613,553
Financial assets at amortized cost	68,662	29,091
Financial assets at fair value through profit or loss	771,582	699,363
Cash and cash equivalents	1,006,452	256,147
Total current assets	**2,832,361**	**1,929,234**
TOTAL ASSETS	**8,081,286**	**7,120,601**

edenor

Condensed Interim Consolidated Statement of **Cash Flows.**

For the nine-month period ended on September 30, 2026 and 2025.

Values expressed in constant currency basis.

In million of Argentine Pesos In constant figures	09.30.2026 AR$	09.30.2025 AR$
Cash flows from operating activities		
Profit for the period	209,467	239,309
Adjustments to reconcile profit for the period to net cash flows from operating activities:		
Depreciation	191,679	181,381
Net accrued interest	256,129	262,994
RECPAM	(277,270)	(279,742)
Other	71,818	(152,787)
Changes in operating assets and liabilities:		
Increase (Decrease) in trade receivables	(68,188)	(165,163)
Increase (Decrease) in trade payables	51,427	(404,233)
Other	(309,866)	499,748
Net cash flows from operating activities	**244,012**	**181,507**
Net cash flows from investing activities	(518,537)	(336,439)
Net cash flows from financing activities	**943,711**	**214,877**
Net increase in cash and cash equivalents	**669,186**	**57,945**
Cash and cash equivalents at the beginning of the year	174,474.0	(51,315.0)
Exchange differences on cash and cash equivalents	25,371.0	14,736.0
RECPAM on cash and cash equivalents	(11,277.0)	(668.0)
Net increase in cash and cash equivalents	669,186.0	57,945.0
Cash and cash equivalents at the end of the period	**857,754**	**20,698**

Supplementary information		
Non-cash activities		
Obligations Regularization Agreement	(21,536)	(43,852)
Acquisitions of property, plant and equipment through an increase in trade payables	(5,041)	(3,302)

Disclaimer

The material that follows is a presentation of general background information about edenor as of the date of the presentation. It is information in summary form and does not purpose to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe", "expect", "anticipate", "target", or similar expressions. While edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Further, if edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, normalizes any representation or warranty, expressed or implied, as to the accuracy of completeness of the information contained here in, and nothing contained here in is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite of other wise acquire, any securities of edenor nor should it or any part of it from the basis of, or be relied on in connection with, any contract or purchase or subscribe for any securities of edenor.
Persons who intend to purchase or subscribe for securities of edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus of offering circular in connection with such proposed offering. In particular, this presentation and the information contained here in are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market search, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.

edenor